Mail Stop 3561
								July 20, 2005
Frank Khulusi
Chief Executive Officer
2555 West 190th Street
Suite 201
Torrance, CA  90504


      Re:	PC Mall, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004
		File No. 0-25790


Dear Mr. Khulusi:

      We have reviewed your response letter dated July 12, 2005 and have the following comment. We have limited our review only to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to this comment. Please be as detailed as necessary in your explanations. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 33

Contractual Obligations, page 37

1. We note your response to our prior comment number 8. However, we are not in a position to agree with your interpretation of Regulation
S-K, Item 303(a)(5)(ii)(D). We believe that employment agreements meet the definition of a purchase obligation which is "an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms." We advise you that we similarly believe material funding requirements for pensions and other post employment benefits should be included in the table of contractual obligations. Therefore, we believe that you should include all material employment agreements in your contractual obligations table in future filings. If the employment contracts are subject to variable compensation provisions, then you should provide estimates of the payments due and include footnotes to inform investors of the payments that are subject to variability, if that information is material to investors. In addition, the footnotes should discuss any material termination or renewal provisions to the extent necessary for an understanding of the timing and amount of your payments.

* * * * *

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief


Mr. Frank Khulusi
PC Mall, Inc.
July 20, 2005
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